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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                       Progressive Software Holding, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Series A Common Stock, par value $0.01 per share
                Series B Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74338WMZ4
                                    74338W107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               c/o Gregory Murphy
                             Patriarch Partners, LLC
                        112 South Tryon Street, Suite 700
                         Charlotte, North Carolina 28284
                                 (704) 227-1204
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 6, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 35 Pages
                         Exhibit Index Found on Page 13

                                       13D
============================================================================
CUSIP No. 74338WMZ4 (Class A Common Stock); 74338W107 (Class B Common Stock)
============================================================================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            ARK CLO 2000-1, Limited
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) [   ]
                                                                  (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                      [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                            7       SOLE VOTING POWER

      NUMBER OF                     -0-
                       -------------============================================
       SHARES               8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                      [See Preliminary Note]
                       -------------============================================
        EACH                        SOLE DISPOSITIVE POWER
                            9
      REPORTING                     -0-
     PERSON WITH       -------------============================================
                                    SHARED DISPOSITIVE POWER
                           10
                                    [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                      [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================

                               Page 2 of 35 Pages

                                       13D
============================================================================
CUSIP No. 74338WMZ4 (Class A Common Stock); 74338W107 (Class B Common Stock)
============================================================================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Patriarch Partners, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) [   ]
                                                                  (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                      [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                            7       SOLE VOTING POWER

      NUMBER OF                     -0-
                       -------------============================================
       SHARES               8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                      [See Preliminary Note]
                       -------------============================================
        EACH                        SOLE DISPOSITIVE POWER
                            9
      REPORTING                     -0-
     PERSON WITH       -------------============================================
                                    SHARED DISPOSITIVE POWER
                           10
                                    [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                      [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================

                               Page 3 of 35 Pages

                                       13D
============================================================================
CUSIP No. 74338WMZ4 (Class A Common Stock); 74338W107 (Class B Common Stock)
============================================================================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            LD Investments, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) [   ]
                                                                  (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                      [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                            7       SOLE VOTING POWER

      NUMBER OF                     -0-
                       -------------============================================
       SHARES               8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                      [See Preliminary Note]
                       -------------============================================
        EACH                        SOLE DISPOSITIVE POWER
                            9
      REPORTING                     -0-
     PERSON WITH       -------------============================================
                                    SHARED DISPOSITIVE POWER
                           10
                                    [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                      [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================

                               Page 4 of 35 Pages

                                       13D
============================================================================
CUSIP No. 74338WMZ4 (Class A Common Stock); 74338W107 (Class B Common Stock)
============================================================================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lynn Tilton
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) [   ]
                                                                  (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                      [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                            7       SOLE VOTING POWER

      NUMBER OF                     -0-
                       -------------============================================
       SHARES               8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                      [See Preliminary Note]
                       -------------============================================
        EACH                        SOLE DISPOSITIVE POWER
                            9
      REPORTING                     -0-
     PERSON WITH       -------------============================================
                                    SHARED DISPOSITIVE POWER
                           10
                                    [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                      [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================

                               Page 5 of 35 Pages

         This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on January 7, 2003 (collectively, with all amendments thereto, the "Schedule 13D").

Preliminary Note: This Schedule 13D is being filed with respect to the Series A Common Stock and Series B Common Stock, which shares vote together as a class, except in certain specified circumstances. ARK directly owns 376,953 shares of Series B Common Stock, which represents 100% of the Series B Common Stock outstanding and 9.99996% of the combined Series A Common Stock and Series B Common Stock outstanding. As described in the prior Schedule 13D, the Reporting Persons have 51.0% of the voting rights of the combined Series A Common Stock and Series B Common Stock outstanding.

         As also described in the Schedule 13D, as a result of entering into the Stockholders Agreement, the Reporting Persons and MassMutual may be deemed to be a "group" for purposes of Rule 13d-5(b) and, as such, each may be deemed to beneficially own the other's equity securities of the Company. The Reporting Persons may therefore be attributed beneficial ownership of MassMutual's 2,679,125 shares of Series A Common Stock (which number represents 79.0% of the Series A Common Stock outstanding); provided, however, that the Reporting Persons do not have the ability to dispose of or to vote such shares of Series A Common Stock. The Reporting Persons do not directly own any Series A Common Stock.

Based  on the  above  information,  this  Schedule  13D  reports  the  Reporting
Persons':

         (i) shared dispositive power with respect to the 376,953 shares of Series B Common Stock held directly by ARK, which represents 100% of the Series B Common Stock outstanding and 9.99996% of the combined Series A Common Stock and Series B Common Stock outstanding (such number being rounded to 10.0% for reporting purposes herein);

                              Page 6 of 35 Pages

         (ii) shared voting power with respect to the 376,953 shares of Series B Common Stock held directly by ARK, which position gives the Reporting Persons 51.0% of the voting rights of the combined Series A Common Stock and Series B Common Stock outstanding; and

         (iii) shared beneficial ownership with MassMutual of (a) the 376,953 shares of Series B Common Stock directly held by ARK and (b) the 2,679,125 shares of Series A Common Stock directly held by MassMutual. These shares of Series B Common Stock represent 100% of the Series B Common Stock outstanding. These shares of Series A Common Stock represent 79.0% of the Series A Common Stock outstanding. The combined 3,056,078 shares of Series A Common Stock and Series B Common Stock held directly by MassMutual and Ark together represent 81.1% of the combined Series A Common Stock and Series B Common Stock outstanding.

         For more information regarding the respective rights and obligations of the Series A Common Stock and Series B Common Stock and/or the Stockholders Agreement, see the Schedule 13D.

Item 4.  Purpose Of The Transaction.
------   --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

         As previously reported in the Schedule 13D, ARK and Zohar CDO 2003-1, Limited, an affiliate of the Reporting Persons ("Zohar"), had loaned money to the Company and the Company's subsidiary Progressive Software, Inc. (together, the "Borrowers") pursuant to the New Credit Agreement, as amended. On July 6, 2004, the agent under the New Credit Agreement (the "Agent"), which entity is an affiliate of the Reporting Persons, delivered notice (the "Notice Letter") to the Borrowers stating that (i) the Borrowers had defaulted under the New Credit Agreement and (ii) on behalf of ARK and Zohar as lenders under the New Credit Agreement (together the "Lenders"), the Agent proposed to hold a secured party public sale of all or substantially all of the assets of the Borrower pursuant to Section 9-610 of the Uniform Commercial Code of the State of New York (the "Sale"). As part of this proposal, the Lenders

                              Page 7 of 35 Pages
agreed to (i) fund up to $100,000 of the Borrowers' normal business operations and expenses through the closing of the Sale, (ii) indemnify the members of the Borrowers' Board of Directors for actions relating to the Sale and (iii) release the liens securing the Borrowers' obligations under the New Credit Agreement if the purchaser of the assets subject to the Sale assumes certain disclosed liabilities and employment obligations of the Borrowers. For the full terms and conditions of the Lenders' proposal, see the Notice Letter attached hereto as
Exhibit 4. The Company consented to this proposal. The Sale was held on July 19, 2004 and, pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement") dated as of July 19, 2004 between the Agent and SIVA Corporation, the Agent agreed to sell substantially all of the assets of the Borrowers to SIVA Corporation in consideration for $3,000,000 in cash, $2,250,000 in notes, and warrants to purchase 4,166,667 shares of common stock of SIVA Corporation. All of the consideration will be paid to the Lenders. ARK and Zohar continue to be creditors of the Borrowers to the extent of the remaining unpaid amounts due under the New Credit Agreement. The Asset Purchase Agreement is attached hereto as Exhibit 5.

         Pursuant to its letter to the Company dated July 6, 2004 (the "Series B Directors Letter"), on July 6, 2004, ARK removed Lynn Tilton and Greg Murphy from the Board of Directors of the Company and appointed Christopher Sebes, the CEO of the Company, to the Board of Directors. Pursuant to a letter agreement with Mr. Sebes (the "Sebes Letter") dated July 6, 2004, ARK (i) agreed to grant Mr. Sebes certain indemnification rights in his capacity as a Director of the Company and (ii) agreed that the "Change in Control" provisions contained in Mr. Sebes' employment agreement with the Company will be deemed satisfied by (A) the assumption of Mr. Sebes' employment agreement by a prospective buyer of all of the Company's assets and (B) ARK making the agreed upon payment to Mr. Sebes on the effective date

                              Page 8 of 35 Pages
of such change in control (which date will be the closing of the sale). The Series B Directors Letter and the Sebes Letter are attached hereto as Exhibits 6 and 7, respectively.


         The summary of the provisions of the Notice Letter, the Asset Purchase Agreement, the Series B Directors Letter and the Sebes Letter is qualified in its entirety by the full terms and conditions of each such document. For a copy of each such document, see Exhibits 4-7 to the Schedule 13D, which letters are incorporated by reference herein.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a)      ARK
                  ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for ARK is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 3,392,591 Shares of Series A Common
                           Stock and the 376,953 Series B Common Stock outstanding as of July 21, 2004 as reported by the Company.

                  (c) There were no purchases or sales of any securities of the Company in the last 60 days.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and the sole holder of the economic interests in and has sole voting power in respect of LDI and the indirect owner of 100% of the equity of ARK.

                  (e)      Not applicable.

         (b)      The Collateral Manager
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Collateral Manager is incorporated herein by reference.

                  (c)      None.

                              Page 9 of 35 Pages

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and the sole holder of the economic interests in and has sole voting power in respect of LDI and the indirect owner of 100% of the equity of ARK.

                  (e)      Not applicable.

         (c)      LDI
                  ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for LDI is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and the sole holder of the economic interests in and has sole voting power in respect of LDI and the indirect owner of 100% of the equity of ARK.

                  (e)      Not applicable.

         (d)      Tilton
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Tilton is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and the sole holder of the economic interests in and has sole voting power in respect of LDI and the indirect owner of 100% of the equity of ARK.

                  (e)      Not applicable.

                              Page 10 of 35 Pages

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To
------  ------------------------------------------------------------------------
Securities Of The Issuer.
------------------------

         Item 6 of the Schedule 13D is amended and updated as follows:

         Other than the Notice Letter, the Series B Directors Letter and the Sebes Letter described in Item 4 above; the Stockholders Agreement, the Registration Rights Agreement, the Warrants, the New Credit Agreement and any other agreements previously described in the Schedule13D, and any other transactions and agreements described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

         There is filed hereto as Exhibit 4 the Notice Letter described in Item 4 above. There is filed hereto as Exhibit 5 the Asset Purchase Agreement described in Item 4 above. There is filed hereto as Exhibit 6 the Series B Directors Letter described in Item 4 above. There is filed hereto as Exhibit 7 the Sebes Letter described in Item 4 above.



                              Page 11 of 35 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2004

                                         ARK CLO 2000-1, LIMITED

                                         By: Patriarch Partners, LLC,
                                             its Collateral Manager


                                         By: /s/ Lynn Tilton
                                            -----------------------
                                         Name: Lynn Tilton
                                         Title: Manager



                                         PATRIARCH PARTNERS, LLC


                                         By: /s/ Lynn Tilton
                                            -----------------------
                                         Name: Lynn Tilton
                                         Title: Manager



                                         LD INVESTMENTS, LLC


                                         By: /s/ Lynn Tilton
                                            -----------------------
                                         Name: Lynn Tilton
                                         Title: Manager



                                          /s/ Lynn Tilton
                                         -----------------------
                                         Lynn Tilton


                              Page 12 of 35 Pages

                                  EXHIBIT INDEX





EXHIBIT 4                                  Notice Letter

EXHIBIT 5                                  Asset Purchase Agreement

EXHIBIT 6                                  Series B Directors Letter

EXHIBIT 7                                  Sebes Letter





                              Page 13 of 35 Pages

                                                                       EXHIBIT 4
                                                                              to
                                                                    SCHEDULE 13D


                     PATRIARCH PARTNERS AGENCY SERVICES, LLC
                           40 Wall Street, 25th Floor
                            New York, New York 10104


                                                      July 6, 2004



By Email Delivery
-----------------

Progressive Software Holding, Inc.
Progressive Software, Inc.
6836 Morrison Blvd.
Charlotte, North Carolina 28211
Attn:  Christopher Sebes, CEO

    Re: Events of Default Under the Credit Agreement, dated as of August 6, 2002
        ------------------------------------------------------------------------

Dear Mr. Sebes:

         Reference is hereby made to the Credit Agreement, dated as of August 6, 2002 (as amended, supplemented, or otherwise modified from time to time, the "Credit Agreement"), by and among PROGRESSIVE SOFTWARE HOLDING, INC., a Delaware corporation ("PSHI"), and PROGRESSIVE SOFTWARE, INC., a North Carolina corporation ("PSI", PSI and PSHI are hereinafter each referred to individually as "Borrower" and together as "Borrowers"), the several financial institutions and other investors from time to time parties thereto (collectively, the "Lenders"), and PATRIARCH PARTNERS AGENCY SERVICES, LLC, as agent for the Lenders ("Agent"). Capitalized terms used herein but not specifically defined herein shall have the meaning ascribed to such terms in the Loan Agreement.

         Reference is also made to your email sent at 10:21 a.m. on Friday, July 02, 2004 to Lynn Tilton and Greg Murphy, in which you state that "the Company has insufficient cash reserves to meet its principal payment which is due by July 6th".

         As you know, the Borrowers have defaulted under Section 2.1(b)(i)(C) of the Credit Agreement by exceeding the authorized amount of Revolving Loans specified therein for the period ended June 30, 2004. In addition, based upon information provided by the Borrowers, we

                              Page 14 of 35 Pages
believe that the Borrowers will fail to meet the following covenants as of June 30, 2004: (a) Section 6.6(a) of the Credit Agreement (Interest Coverage Ratio) for the Fiscal Quarter period ending June 30, 2004, (b) Section 6.6(b) of the Credit Agreement (Fixed Charge Coverage Ratio) for the Fiscal Quarter period ending June 30, 2004 and (c) Section 6.6(c) of the Credit Agreement (minimum cumulative Consolidated Adjusted EBITDA) for the six-month period ending June 30, 2004 (collectively, the "Acknowledged Events of Defaults").

         In light of the Acknowledged Events of Default, the Agent, on behalf of the Lenders, hereby exercises its rights, as set forth in the Credit Agreement, to terminate the Revolving Credit Commitments and to declare the entire unpaid principal amount of the Loans, each Note and all fees and interest accrued and unpaid thereon and under the Credit Agreement and any of the other Credit Documents and any and all other Indebtedness under the Credit Agreement, each Note and any of the other Credit Documents owed to the Agent and the Lenders to be immediately due and payable.

         Notwithstanding the Agent's exercise of its rights as set forth in the preceding paragraph, the Agent and the Lenders believe that, in light of the current valuations of the Borrowers, an orderly secured party public sale of all or substantially all of the assets of the Borrowers pursuant to Section 9-610 of the Uniform Commercial Code of the State of New York (a "Public Sale") would bring the best and highest value for the assets of the Borrowers and be in the best interest of the Borrowers' creditors, including the Lenders. Accordingly, Lenders propose to conduct a secured party public sale of all or substantially all of the assets of the Borrowers under the Uniform Commercial Code and, subject to the consent and agreement by the Borrowers' boards of directors to a Public Sale and operation of the Borrowers' business in the ordinary course consistent with past practices, will agree to the following:

                  a. fund the normal business operations and expenses of the Borrowers, in an amount not to exceed $100,000, from the date hereof through the closing of the
                           Public Sale, which expenses shall include the reasonable fees and costs of Borrowers' counsel;

                  b. indemnify the members of the Borrowers' board of directors for actions relating to the Public Sale;

                  c. release the liens securing the obligations under the Credit Agreement only if the successful bidder and purchaser (the "Potential Purchaser") of all or substantially all of the assets of the Borrowers agrees to also (i) assume all of the Borrowers' disclosed liabilities, excepting certain leases, income taxes, sale taxes, personal property taxes, ad valorem taxes and other taxes, and such other agreements as mutually agreed to between the Lenders and the Potential Purchaser and (ii) assume the obligations of the Borrowers to their current employees as of the closing date of the Public Sale and offers employment to Borrowers' current employees on substantially similar terms as the existing employment terms of such employees.

                              Page 15 of 35 Pages

         Please confirm that each of the Borrowers consent to a Public Sale and with the foregoing proposal by the Lenders by signing and returning to us a copy of this letter.


                                        PATRIARCH PARTNERS AGENCY SERVICES, LLC


                                        By:  /s/ Lynn Tilton
                                           ---------------------------
                                           Name: Lynn Tilton
                                           Title: Manager


ACCEPTED AND AGREED TO:

PROGRESSIVE SOFTWARE HOLDING, INC.


By: /s/ Christopher Sebes
   ------------------------------
Name: Christopher Sebes
Title: President and CEO


PROGRESSIVE SOFTWARE, INC.


By: /s/ Christopher Sebes
   ------------------------------
Name: Christopher Sebes
Title: President and CEO


cc:  Stephen J. Carlotti, Esq. (Hinckley, Allen & Snyder LLP)
     Larry G. Halperin, Esq. (Richards Spears Kibbe & Orbe LLP)


                              Page 16 of 35 Pages

                                                                       EXHIBIT 5
                                                                              to
                                                                    SCHEDULE 13D

                            ASSET PURCHASE AGREEMENT

         THIS ASSET PURCHASE AGREEMENT dated as of July 19, 2004 (the "Agreement") by and among Patriarch Partners Agency Services, as Agent for the Lenders which are parties to the Credit Agreement, (as defined below) (the "Seller"), and SIVA Corporation (the "Buyer").

                                    RECITALS
                                    --------

         A. The Seller is a party to that certain Credit Agreement, dated as of August 6, 2002 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among the Seller, as agent, ARK CLO 2000-1, Limited and Zohar 2003-1, Limited as lenders (together, the "Lenders"), and Progressive Software Holdings Inc. ("PSHI") and Progressive Software Inc. ("PSI"), each as borrower (together, the "Borrowers").

         B. The Seller is a party to the Security Agreement among the Borrowers and the Agent, dated as of August 6, 2002 (as amended, restated, supplemented, or otherwise modified from time to time, the "Security Agreement"), pursuant to which Borrowers pledged and granted a security interest in substantially all of their assets to the Seller, for the benefit of the Lenders, in order to secure their obligations to the Lenders under the Credit Agreement.

         C. The Seller is also a party to the Pledge Agreement between PSHI and the Agent, dated as of August 6, 2002, (as amended, restated, supplemented, or otherwise modified from time to time, the "Pledge Agreement"), pursuant to which PSHI pledged and granted a security interest in all of the issued and outstanding stock of PSI and all of PSHI's limited liability company interests in RetailDNA, LLC to Agent, for the benefit of the Lenders, in order to secure its obligations to the Lenders under the Credit Agreement.

         D. Borrowers have defaulted on their obligations under the Credit Agreement and the Seller, acting on behalf of itself and the Lenders, declared the entire unpaid principal amount of the Loans and all fees and interest accrued and unpaid thereon and under the Credit Agreement and any of the other Credit Documents and any and all other Obligations under the Credit Agreement, the Loans and any of the other Credit Documents owed to the Seller and Lenders to be immediately due and payable.

         E. Pursuant to a Notice of Sale of Collateral dated as of July 6, 2004, the Seller, as the Secured Party under the Security Agreement, and the Lenders scheduled a public sale of all fixtures and tangible and intangible personal property of the Borrowers in accordance with Section 9-610 of the Uniform Commercial Code of the State of New York (the "UCC") and the applicable Credit Documents (the "Public Sale").

         F. A notice of the Public Sale was published in the national edition of The New York Times on July 9, 2004.

                              Page 17 of 35 Pages

         G. The Public Sale was held on July 19, 2004 at 11:30 a.m. at the offices of Richards Spears Kibbe & Orbe LLP, One World Financial Center, 29th Floor, New York, New York 10281.

         H. Pursuant to bidding procedures mandated by the Seller, Buyer has provided the Seller with a deposit of $500,000.00 (the "Deposit") in order to be eligible to bid at the Public Sale.

         I. The Buyer was the successful bidder at the Public Sale.

         NOW, THEREFORE, in consideration of the foregoing and mutual agreements contained herein, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the Parties hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

         Section 1.1 Definitions. For purposes of this Agreement, the following terms have the meanings set forth below:

         "Agreement" has the meaning set forth in the Preamble.

         "Ancillary Documents" means the Bill of Sale and Assignment and Assumption Agreement, exhibits and agreements delivered in connection with this Agreement and each certificate and other document to be delivered pursuant to
Article VIII.

         "Assumed Liabilities" has the meaning set forth in Section 2.3.

         "Bill of Sale and Assignment and Assumption Agreement" has the meaning set forth in Section 8.1(a).

         "Buyer" has the meaning set forth in the Preamble.

         "Closing" has the meaning set forth in Section 3.1.

         "Closing Date" has the meaning set forth in Section 3.1.

         "Deposit" has the meaning set forth in Recital H of this Agreement.

         "Excluded Assets" has the meaning set forth in Section 2.2.

         "Law" means any federal, state or local law, statute, rule, regulation, ordinance, permit, order, writ, injunction, judgment or decree.

         "Parties" means the Seller and the Buyer together, and "Party" means the Seller or the Buyer individually, as the case may be.

         "Promissory Note" has the meaning set forth in Section 3.2.

                              Page 18 of 35 Pages

         "Purchase Price" has the meaning set forth in Section 3.2.

         "Seller" has the meaning set forth in the Preamble.

         "Subject Assets" has the meaning set forth in Section 2.1.

         "Tax" or "Taxes" means a tax or taxes of any kind or nature, or however denominated, including liability for federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect to the foregoing, including any transferee or secondary liability for a tax and any liability assumed by agreement or arising as a result of being or ceasing to be a member of any affiliated group, or being included or required to be included in any tax return relating thereto.

         "Termination Date" has the meaning set forth in Section 10.1.

         "Warrant Agreement" has the meaning set forth in Section 3.2.

         Section 1.2 Construction.

                  (a) For purposes of this Agreement, whenever the context requires, the singular number will include the plural, and vice versa, the masculine gender will include the feminine and neuter genders, the feminine gender will include the masculine and neuter genders, and the neuter gender will include masculine and feminine genders.

                  (b) As used in this Agreement, the words "include" and "including," and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words "without limitation."

                  (c) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections and Exhibits to this Agreement.

                  (d)  As  used  in  this   Agreement,   the   terms   "hereof,"
         "hereunder," "herein" and words of similar import will refer to this Agreement as a whole and not to any particular provision of this Agreement.

                  (e) Each Party hereto has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. Consequently, this Agreement will be interpreted without reference to any rule or precept of law that states that any ambiguity in a document be construed against the drafter.

                              Page 19 of 35 Pages

                                   ARTICLE II
            PURCHASE AND SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

         Section  2.1  Purchase  of Assets.  At the  Closing and upon all of the terms and subject to all of the conditions of this Agreement, the Buyer will purchase, accept and acquire from the Seller, and the Seller will sell, transfer, assign, convey and deliver to the Buyer, all of the Seller's right, title and interest in and to all of the assets of Borrowers at Closing other than the Excluded Assets (as defined in Section 2.2 hereof), including without limitation, (i) accounts receivable and inventory; (ii) machinery and equipment;
(iii) goods; (iv) contracts; and (v) general intangibles, all as more particularly described on Schedule 2.1 attached hereto (all of which assets are hereinafter referred to collectively as the "Subject Assets"); provided, however, that the Buyer and Seller agree that Schedule 2.1 shall be revised to account for changes in the amount of the accounts receivable generated in the ordinary course of operating the Borrowers' businesses during the period between the date of execution of this Agreement and the Closing Date; provided further, however, that any changes to the aggregate amount of such accounts receivable to be set forth on a revised Schedule 2.1 shall not reflect a decrease of more than ten percent (10%) below the aggregate amount of the accounts receivable set forth on Schedule 2.1 upon the date of execution of this Agreement.

         Section 2.2 Excluded Assets. Notwithstanding the foregoing, the Seller is not selling cash or cash equivalents and the Buyer is not purchasing any of those assets more particularly described on Schedule 2.2 hereof (such assets being referred to hereinafter as the "Excluded Assets").

         Section 2.3 Assumption of Liabilities. The Buyer shall assume only those liabilities or accrued liabilities of the Borrowers or Seller set forth on
Schedule 2.3 attached hereto (such liabilities being referred to herein after as the "Assumed Liabilities"); provided, however, that the Buyer and Seller agree that Schedule 2.3 shall be revised to account for changes in the amount of the accounts payable incurred in the ordinary course of operating the Borrowers' businesses during the period between the date of execution of this Agreement and the Closing Date; provided further, however, that any changes to the aggregate amount of such accounts payable to be set forth on a revised Schedule 2.3 shall not reflect an increase of more than fifteen percent (15%) above the aggregate amount of the accounts payable set forth on Schedule 2.3 upon the date of execution of this Agreement. The Buyer shall not assume, nor shall be deemed to have assumed, any liability or obligation of the Seller or the Borrowers whatsoever, other than the Assumed Liabilities.

         Section 2.4 Employees. The Buyer agrees on or prior to the Closing to extend an offer of employment to each employee of the Borrowers on terms substantially similar to those currently offered to the Borrowers' employees, including but not limited to salary, bonus, vacation time, health and other fringe benefits.

                                   ARTICLE III
                           PURCHASE PRICE AND CLOSING

         Section 3.1 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Richards Spears Kibbe & Orbe LLP, One World Financial Center, New York, New York 10281 at 10:00 am (Eastern time), on August 6, 2004 unless mutually agreed upon by the Parties (the "Closing Date").

                              Page 20 of 35 Pages

         Section 3.2 Purchase Price.

                  (a) In full payment for the Subject Assets, the Buyer shall pay and deliver the following (the "Purchase Price"):

                           (i) at the  closing,  the  Deposit may be released by
                  Seller's counsel from escrow and paid to Seller;

                           (ii) at the  Closing,  to an  account  designated  in
                  writing by the Seller, Two Million Five Hundred Thousand Dollars ($2,500,000), in cash by wire transfer of immediately available funds (the "Closing Amount");

                           (iii) at the Closing, a promissory note (the "Promissory Note") in principal amount of Two Million Two Hundred Fifty Thousand Dollars ($2,250,000) in the form annexed hereto as Exhibit A; and

                           (iv) a stock purchase warrant (the "Warrant Agreement") to acquire 4,166,667 shares of Buyer's common stock at an exercise price of $0.12 per share in form annexed hereto as Exhibit B.

                  (b) In the event that the Parties fail to consummate the transactions contemplated by this Agreement, and such failure is not caused by or resulting from (i) a breach by the Buyer of any representation, warranty, covenant or agreement contained herein or
         (ii) the Buyer's negligent, intentional or bad faith action, omission or failure to act or malfeasance, then the Seller will return the Deposit to the Buyer by wire transfer of immediately available funds to an account designated by the Buyer; provided, that if such failure does result from the foregoing clauses (i) or (ii), then the Seller will be entitled to retain the Deposit in full. The foregoing notwithstanding, if Seller fails to satisfy the conditions of Article VII and the Closing does not occur on or before the Termination Date, Seller shall promptly return the Deposit to Buyer. The payment of the Deposit will not constitute liquidated damages and in the event the Buyer breaches this Agreement, the Buyer will be liable to the Seller for any remedies available at law or equity without limitation, including expectation, punitive, consequential or lost opportunity damages.

         Section 3.3 Interest Escrow. On the Closing Date, Buyer shall deposit with Richards Spear Kibbe & Orbe LLP ("RSKO") $70,312.50, the amount equal to two interest payments. Ark CLO 2000-1, Limited, as holder of the Promissory Note, Buyer and RSKO shall on or prior to the Closing Date enter into an escrow agreement in the form annexed hereto as Exhibit C.

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF SELLER

         Section 4.1 Representation of Seller. The Seller represents and warrants to the Buyer that the Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite power and authority to execute and perform this Agreement and the other instruments and documents required hereby to be executed and delivered by it, and has taken all action required to duly authorize said execution, delivery and performance.

                              Page 21 of 35 Pages

         Section 4.2 Release of Lien. The Seller represents and warrants to the Buyer that neither the Seller nor the Borrowers has at any time released any security interest, lien or mortgage it has in, or consented to the sale or disposition of, any Subject Assets being purchased hereunder (except for sales in the ordinary course of the Borrowers' business and for the sale pursuant hereto), and has not heretofore sold, assigned, transferred or participated any of the Borrowers' interests in the Subject Assets being purchased hereunder.

         Section 4.3 Seller's Right to Dispose of Subject Assets. The Seller represents and warrants to the Buyer that the Seller has the right to sell the Subject Assets pursuant to the terms of the Credit Documents (as defined in the Credit Agreement) and pursuant to the applicable provisions of the UCC. The Subject Assets are being transferred free and clear of all of the Seller's liens and security interests.

         Section 4.4 Security Interest and Lien. The Seller represents and warrants to the Buyer that pursuant to the terms of the Credit Documents, the Seller has a perfected, binding and enforceable security interest in and lien upon the Subject Assets and has no knowledge of any claim that questions or challenges the perfection or priority of its security interests or liens. "Knowledge" for these purposes means the actual knowledge of the credit or restructuring officers of the Seller who have direct responsibility for the administration of the Loans (as defined in the Credit Agreement) after due inquiry.

         Section 4.5 Compliance With UCC Article 9. The Seller represents and warrants to the Buyer that the Seller has complied in all material respects with the requirements of Section 9-610 of the UCC in connection with the Public Sale and the disposition of the Subject Assets in accordance with this Agreement.

         Section 4.6 Limitation on Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, THE SELLER MAKE NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF THE SUBJECT
ASSETS, THE ASSUMED LIABILITIES, OR OTHERWISE, OR WITH RESPECT TO ANY INFORMATION PROVIDED TO THE BUYER, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR USE OR PURPOSE. ALL OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY DISCLAIMED. THE SELLER IS SELLING, ASSIGNING AND TRANSFERRING THE SUBJECT ASSETS TO BUYER ON AN "AS-IS, WHERE-IS" BASIS.

                                    ARTICLE V
                     REPRESENTATIONS AND WARRANTIES OF BUYER

         The Buyer represents and warrants to the Seller as follows:

         Section 5.1 Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller that Buyer is duly organized, validly existing, and in good standing, under the laws of its jurisdiction of organization, with all requisite power and authority to execute and perform this Agreement and the other instruments and documents required hereby to be executed and delivered by it, and has taken all action required to duly authorize said execution, delivery and performance.

                              Page 22 of 35 Pages

         Section 5.2 Availability of Funds. The Buyer has funds available to it that are sufficient to pay to the Seller the Purchase Price and to perform all of the Buyer's obligations pursuant to, and to consummate the transactions contemplated by, this Agreement and each of the Ancillary Documents to which it is a Party.

         Section 5.3 Brokers. The Buyer has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

         Section 5.4 Acquisition and Opportunity to Investigate. Buyer has the knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of the transactions contemplated hereby. Buyer acknowledges that (a) it has had the opportunity to visit the Borrowers and meet with their officers and other representatives to discuss the Subject Assets and Assumed Liabilities, (b) all materials and information requested by it have been provided or made available to it to its satisfaction,
(c) it has made its own independent examination, investigation, analysis and evaluation of the Borrowers, and (d) it has undertaken such due diligence (including the review of the Subject Assets, Assumed Liabilities, books, records and contracts of the Borrowers) as it deems adequate.

         Section 5.5 Accredited Investor. The Buyer is an "accredited investor" as defined in Rule 501 under the Securities Act of 1933, as amended (the "Securities Act") and the Buyer is not purchasing the Subject Assets with a view towards the sale or distribution thereof in violation of the Securities Act.

         Section 5.6 Resale of Stock. The Buyer acknowledges and agrees that the limited liability company interests of RetailDNA to be transferred hereunder have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state and the Buyer will not resell the RetailDNA limited liability company interests except pursuant to either the terms of an effective registration statement or a valid exemption from registration under the Securities Act.

         Section 5.7 Legend. Buyer acknowledges and agrees that any certificates representing the RetailDNA stock shall bear the following legend:

                  THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY APPLICABLE STATE SECURITIES LAW. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO OR FOR RESALE IN CONNECTION WITH THE DISTRIBUTION THEREOF. NO DISPOSITION OF THE SHARES MAY BE MADE IN THE ABSENCE OF (i) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (ii) AN OPINION OF COUNSEL, ACCEPTABLE TO THE COMPANY THAT SUCH DISPOSITION WITHOUT REGISTRATION IS IN COMPLIANCE WITH THE SECURITIES ACT.

         Section 5.8 Limitation On the Seller's Warranties. THE BUYER ACKNOWLEDGES AND AGREES THAT: (A) THE SALE OF SUBJECT ASSETS HEREUNDER IS:
WITHOUT RECOURSE TO THE SELLER, ON AN "AS IS, WHERE IS" BASIS, AND WITHOUT ANY REPRESENTATIONS OR WARRANTIES AS TO THE

                              Page 23 of 35 Pages

CONDITION OR QUALITY OF THE SUBJECT ASSETS; (B) THE SELLER IS SELLING TO THE BUYER ALL ACCOUNTS RECEIVABLE WITHOUT RECOURSE TO THE SELLER WITH RESPECT TO THE CREDITWORTHINESS OF ANY OBLIGOR WITH RESPECT TO SUCH ACCOUNTS RECEIVABLE, THE SELLER MAKES NO REPRESENTATION AS TO THE VALUE, IF ANY, OF THE SUBJECT ASSETS BEING TRANSFERRED HEREBY, AND THE SELLER MAKE NO REPRESENTATION OR WARRANTY CONCERNING THE POSSIBLE INFRINGEMENT OF ANY TRADEMARK, TRADENAME OR PATENT ARISING OUT OF THE USE BY THE BUYER OF ANY OF THE SUBJECT ASSETS, (C) THE SELLER MAKES NO REPRESENTATIONS OR WARRANTIES THAT ALL OR A PORTION OF THE SUBJECT ASSETS ARE MERCHANTABLE (IN THE SENSE OF AN IMPLIED WARRANTY OF MERCHANTABILITY UNDER THE UCC) OR FIT FOR A PARTICULAR PURPOSE; AND (D) THE SOLE REPRESENTATIONS AND WARRANTIES OF THE SELLER ARE THOSE SPECIFICALLY PROVIDED IN ARTICLE IV OF THIS AGREEMENT.

                                   ARTICLE VI
                                    COVENANTS

         Section 6.1 Post-Closing Consents; Nonassignable Contracts.

                  (a) The Seller and the Buyer each will use its reasonable commercial efforts after the Closing Date to obtain all consents, approvals or authorizations of any third parties that are not obtained prior to the Closing Date and that are required in connection with the transactions contemplated by this Agreement, provided that neither the Seller nor the Buyer will be required to make any expenditures or incur any liability in connection with such activities.

                  (b) Notwithstanding anything to the contrary, to the extent that any Contract is not capable of being transferred by the Seller to the Buyer pursuant to this Agreement without the consent of a third party, and such consent is not obtained prior to Closing, or if such transfer or attempted transfer would constitute a breach or a violation of the Contract or any Law, nothing in this Agreement will constitute a transfer or an attempted transfer thereof.

                  (c) The Buyer agrees that Seller will not have any liability whatsoever to the Buyer arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any Contract as a result thereof. The Buyer further agrees that no representation, warranty, covenant or agreement of the Seller contained herein will be breached or deemed breached as a result, directly or indirectly, of the failure to obtain any consent.

         Section 6.2 Taxes. Unless otherwise specified herein, all transfer taxes arising as a result of the transactions and sales contemplated by this Agreement and any personal property taxes or sales taxes due and payable as of the Closing Date shall be paid by the Seller.

                              Page 24 of 35 Pages

         Section 6.3 Access. From the date hereof to the Closing Date, the Seller, upon reasonable notice and in the presence of a representative of Borrowers, shall make available to the Buyer and allow the Buyer access to, the Subject Assets and the books and records of the Seller related thereto.

         Section 6.4 Release of Liens. On or prior to the Closing Date, Seller agrees to execute and deliver such documents as reasonably requested by Buyer to assure that the transfer of the Subject Assets are made free and clear of all of the Seller's liens and security interests.

         Section 6.5 Post-Closing Date Distributions. If at any time after the Closing Date Seller shall receive a payment on account of any Subject Asset, Seller shall (a) accept and hold such payment for the account and sole benefit of Buyer, (b) have no equitable or beneficial interest in such payment and (c) deliver such payment promptly (but in the case of a cash payment received, in no event later than three (3) Business Days after the date on which Seller receives such payment) to Buyer in the same form received and, when necessary or appropriate, with Seller's endorsement (without recourse, representation, or warranty), except to the extent prohibited under any applicable law, rule or order.

         Section 6.6 Confidentiality and Non-Disclosure. Except to the extent necessary to obtain the required customer consents pursuant to Section 7.1(c) below, the Buyer agrees that it will keep the existence and terms of this Agreement as confidential, and will not without the prior written consent of the Seller disclose publicly or to any third party the terms and conditions of this Agreement or the subsequent negotiations between the Parties, except to the extent required by Law (in which case the other Parties shall be given reasonable opportunity to review and comment on the disclosure).

                                   ARTICLE VII
                              CONDITIONS PRECEDENT

         Section 7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Closing and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Closing of the following conditions any or all of which may be waived by written agreement of Buyer and Seller, in whole or in part to the extent permitted by applicable Law:

                  (a) No Statutes, Rules or Orders. There shall be no statute, rule, regulation or order of any court or administrative agency in effect which prohibits the Seller or the Buyer from consummating the transactions contemplated hereby.

                  (b) No Legal Proceeding. No legal proceeding shall be pending or threatened which seeks to prevent, prohibit, make illegal or materially delay or alter the transactions contemplated by this Agreement.

                  (c) Required Customer Consents. Each of the customers of PSI identified on Schedule 7.1(c)(i) hereof and two (2) or more of the customers of PSI identified on Schedule 7.1(c)(ii) hereof shall have executed and delivered to Buyer a Consent to Assignment of Contract substantially in the form attached hereto as Exhibit D.

                              Page 25 of 35 Pages

                  (d) Representations, Warranties and Covenants (i) The representations and warranties of the Parties set forth herein shall be true and correct in all respects as of the Closing Date (or, to the extent such representations and warranties speak as of an earlier date, they shall be true in all respects as of such earlier date), except as otherwise contemplated by this Agreement and (ii) the Parties shall have performed, in all material respects, all covenants and obligations in this Agreement required to be performed by the Parties as of the Closing Date.

                                  ARTICLE VIII
                               CLOSING DELIVERIES

         Section 8.1 Closing Deliveries of the Seller. At or prior to Closing, the Seller will have delivered to the Buyer:

                  (a) a duly executed counterpart of the bill of sale and assignment and assumption agreement attached hereto as Exhibit E (the "Bill of Sale and Assignment and Assumption Agreement");

                  (b) such other instruments of sale, transfer, conveyance and assignment as the Buyer may reasonably request to vest in the Buyer all of the Seller' right, title and interest in and to the Subject Assets; and

                  (c) all certificates, instruments and other documents required to effect the transactions contemplated hereby, all of which will be reasonably satisfactory in form and substance to the Buyer.

         Section 8.2 Closing Deliveries of the Buyer. At or prior to Closing, the Buyer will have delivered to the Seller:

                  (a) a duly executed counterpart of the Bill of Sale and Assignment and Assumption Agreement and such other instruments of assumption as the Seller may reasonably request;

                  (b) the Closing Amount wire transfer of immediately available funds to the account designated by the Seller;

                  (c) the Promissory Note duly executed by the Buyer;

                  (d) the Warrant Agreement duly executed by the Buyer; and

                  (e) all certificates, instruments and other documents required to effect the transactions contemplated hereby, all of which will be reasonably satisfactory in form and substance to the Seller.

                              Page 26 of 35 Pages

                                   ARTICLE IX
                                     GENERAL

         Section 9.1 Survival of Representations and Warranties. All of the representations and warranties of the Parties contained in this Agreement and in the Ancillary Documents will terminate at the Closing and will not survive past the Closing Date.

         Section 9.2 Indemnification. The Seller shall not be liable to indemnify or otherwise hold the Buyer harmless from or with respect to any claims, liabilities, losses, damages, costs or expenses whatsoever, and nothing in this Agreement shall be construed to create any such indemnification obligation.

         Section 9.3 No Implied Rights or Remedies. Except as otherwise expressly provided herein, nothing herein is intended or shall be construed to confer upon or to give any Person, firm, or corporation other than the Seller and the Buyer any rights or remedies under or by reason of this Agreement.

         Section 9.4 Limited Responsibility. Each Party hereto acknowledges and agrees that it is the mutual intent of the Parties hereto that the obligations, representations, warranties and undertakings hereunder or as a result hereof or of the transactions contemplated hereby are and be limited to only those expressly set forth herein, and not enlarged by implication, operation of law or otherwise.

         Section 9.5 Notices. Any notice, request, instruction or other document to be given hereunder will be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, according to the instructions set forth below. Such notices will be deemed given: at the time delivered by hand, if personally delivered; at the time received if sent by registered or certified mail; and at the time when receipt is confirmed by the receiving facsimile machine if sent by facsimile.

If to the Seller:                   Patriarch Partners Agency Services, LLC
                                    40 Wall Street, 25th Floor
                                    New York, New York 10005
                                    Attention:  Lynn Tilton
                                    Phone No.:  (212) 825-0550
                                    Fax No.:  (212) 825-2038

With a copy (which will not         Richards Spears Kibbe & Orbe LLP
constitute notice) to:              One World Financial Center, 29th Floor
                                    New York, New York 10281
                                    Attention:  Larry Halperin, Esq.
                                    Phone No.:  (212) 530-1800
                                    Fax No.:  (212) 530-1801

                              Page 27 of 35 Pages

If to the Buyer:                    SIVA CORPORATION
                                    3333 S. Congress Avenue
                                    Suite 400
                                    Delray Beach, FL 33445
                                    Attention:  Jim Melvin
                                    Phone No.:  (561) 272-2121
                                    Fax No.:  (561) 272-7177

With a copy (which will not         Edwards & Angell
constitute notice) to:              One North Clematis Street
                                    Suite 400
                                    West Palm Beach, FL 33401
                                    Attention:  John Igoe, Esq.
                                    Phone No.: (561) 833-7700
                                    Fax No.:  (561) 655-8719 _

or to such other address or to the attention of such other Party that the recipient Party has specified by prior written notice to the sending Party in accordance with the preceding.

         Section 9.6 Expenses; No Offset. Except as expressly provided in this Agreement, each of the Buyer and the Seller will bear its own costs and expenses (including legal, accounting and investment banking fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated. Neither Party may make any offset against amounts due to the other Party pursuant to this Agreement, the Ancillary Documents, or otherwise.

         Section 9.7 Assignment; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of each of the Parties hereto and their respective heirs, successors and assigns.

         Section 9.8 Amendment; Waiver. This Agreement may be amended by the execution and delivery of a written instrument by or on behalf of the Seller and the Buyer. At any time prior to the Closing, the Parties may extend the time for performance of or waive compliance with any of the covenants or agreements of the other Party to this Agreement, and may waive any breach of the representations or warranties of such other Party. No agreement extending or waiving any provision of this Agreement will be valid or binding unless it is in writing and is executed and delivered by or on behalf of the Party against which it is sought to be enforced.

         Section 9.9 Severability; Specific Performance. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement. Each Party acknowledges and agrees that the other Party may be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with its terms or otherwise is breached. Accordingly, each Party agrees that the other Party may be entitled, subject to a determination by a court of competent jurisdiction, to injunctive relief to prevent any such failure of performance or breach and to enforce specifically this Agreement and any of the terms and provisions hereof.

                              Page 28 of 35 Pages

         Section 9.10 Further Assurances. From time to time, at the reasonable request of another Party hereto, each Party hereto shall execute and deliver such further instruments and take such further actions at the expense of the requesting Party, as such requesting Party may in good faith deem necessary or desirable in order to assure that the transfers, purposes and objectives of this Agreement are fully accomplished. Without limiting the generality of the foregoing, the Seller will render every reasonable assistance to the Buyer with respect to the sale, assignment, transfer, and delivery of the Subject Assets to the Buyer.

         Section 9.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all such counterparts taken together will constitute one and the same Agreement.

         Section 9.12 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and will not constitute a part of this Agreement.

         Section 9.13 No Third-Party Beneficiaries. The terms and provisions of this Agreement will not confer third-party beneficiary rights or remedies upon any Person or entity other than the Parties hereto, their respective successors and permitted.

         Section 9.14 Entire Agreement. This Agreement and the related Ancillary Documents delivered in connection herewith contain the entire understanding of the Parties with respect to the subject matter hereof, supersede all prior agreements and understandings relating to the subject matter hereof, and shall not be amended except by a written instrument hereafter signed by all of the Parties hereto.

         Section 9.15 Consent to Jurisdiction. Each of the Parties consents to submit to the exclusive personal jurisdiction of any state or federal court sitting in the Southern District of New York, in any action or proceeding arising out of or relating to this Agreement, agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties agrees not to assert in any action or proceeding arising out of or relating to this Agreement that the venue is improper, and waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto.

         Section 9.16 Governing Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY LAW OR RULE THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK TO BE APPLIED.

                                    ARTICLE X
                                   TERMINATION

         Section 10.1 Circumstances for Termination. At any time prior to the Closing, this Agreement may be terminated by written notice explaining the reason for such termination (without prejudice to other remedies which may be available to the parties under this Agreement, at law or in equity):(a) by the mutual written consent of the Parties;

                              Page 29 of 35 Pages

                  (b) by either Buyer or Seller, if (i) the non-terminating party is in material breach of any material provision of this Agreement and such breach shall not have been cured within five (5) days of receipt by such non-terminating party of written notice from the terminating party of such breach and (ii) the terminating party is not, on the date of termination, in material breach of any material provision of this Agreement; and

                  (c) by either Seller or Purchaser, if (i) the Closing has not occurred on or prior to August 6, 2004 (the "Termination Date") for any reason and (ii) the party seeking to terminate this Agreement hereunder has not caused such failure to close.

         Section 10.2 Effect of Termination.If this Agreement is terminated in accordance with Section 10.1, all obligations of the parties hereunder shall terminate and Section 3.2(b) shall apply with respect to the Deposit.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]



                              Page 30 of 35 Pages

         IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement on the date first written above.

                                         PATRIARCH PARTNERS AGENCY
                                         SERVICES, as Agent for the Lenders



                                         By: /s/ Lynn Tilton
                                            ----------------------------------
                                             Name:  Lynn Tilton
                                             Title:  Manager



                                         SIVA CORPORATION



                                         By:  /s/ Jim Melvin
                                            ----------------------------------
                                             Name:  Jim Melvin
                                             Title:  Chief Executive Officer




                              Page 31 of 35 Pages

                                                                       EXHIBIT 6
                                                                              to
                                                                    SCHEDULE 13D


                             ARK CLO 2000-1, LIMITED
                           c/o Patriarch Partners, LLC
                           40 Wall Street, 25th Floor
                            New York, New York 10104


                                                         July 6, 2004

By Email Delivery
-----------------

Progressive Software Holding, Inc.
6836 Morrison Blvd.
Charlotte, North Carolina 28211
Attn:  Christopher Sebes, CEO


  Re: Removal and Appointment of Series B Directors
      ---------------------------------------------

Dear Mr. Sebes:

         Reference is hereby made to the Stockholders Agreement, dated as of August 6, 2002 (as amended, supplemented, or otherwise modified from time to time, the "Stockholders Agreement"), by and among Progressive Software Holding, Inc., a Delaware corporation ("Corporation"), Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, Mass Mutual Participation Investors, and MassMutual Corporate Value Partners Limited, Ark CLO 2000-1, Limited ("Ark"), William Beebe and Christopher Sebes. Capitalized terms used herein but not specifically defined herein shall have the meaning ascribed to such terms in the Loan Agreement.

         This letter will serve as notice that pursuant to Section 1.2(b) of the Stockholders Agreement, Ark as the Series B Holder hereby (i) removes Lynn Tilton and Greg Murphy as Series B Directors of the Corporation, effective as of the date hereof, and (ii) appoints Christopher Sebes to be a Series B Director of the Corporation, to serve until his successor

                              Page 32 of 35 Pages
shall have been duly appointed as provided in the Stockholders Agreement and the Corporations' By-laws.

                                                Sincerely,

                                                ARK CLO 2000-1, LIMITED

                                                By:  Patriarch Partners, LLC,
                                                     Its Collateral Manager


                                                By:   /s/ Lynn Tilton
                                                    --------------------------
                                                      Name: Lynn Tilton
                                                      Title: Manager


cc:      Stephen J. Carlotti, Esq. (Hinckley, Allen & Snyder LLP)
         Larry G. Halperin, Esq. (Richards Spears Kibbe & Orbe LLP) Massachusetts Mutual Life Insurance Company
         MassMutual Corporate Investors
         Mass Mutual Participation Investors
         MassMutual Corporate Value Partners Limited
         William Beebe
         Christopher Sebes

                              Page 33 of 35 Pages

                                                                       EXHIBIT 7
                                                                              to
                                                                    SCHEDULE 13D

                             ARK CLO 2000-1, LIMITED
                           c/o Patriarch Partners, LLC
                           40 Wall Street, 25th Floor
                            New York, New York 10005


                                                    July 6, 2004


Christopher Sebes, CEO
Progressive Software Holding, Inc.
6836 Morrison Boulevard, Suite 104
Charlotte, NC 28211

    Re:  Progressive Software Holding, Inc.
         ----------------------------------

Dear Mr. Sebes:

         As you know, Thomas R. Schwarz has resigned from the Board of Directors of Progressive Software Holding, Inc. (the "Corporation"). Ark CLO 2000-1, Limited ("ARK"), as the Series B Holder under the Corporation's Stockholders Agreement, dated as of August 6, 2002, has removed Lynn Tilton and Greg Murphy as Series B Directors of the Corporation and has elected you to serve on the Board of Directors. In consideration of the Corporation's current financial difficulties and in recognition of the fact that the Corporation does not carry directors and officers insurance coverage, ARK hereby agrees that, if you choose to accept your election to the Board of Directors, ARK will indemnify you to the fullest extent that the Corporation is obligated to defend directors pursuant to
Article VII of its By-Laws and the Delaware General Corporation Law.

         In addition, as you are aware, ARK is considering an orderly secured party public sale of all or substantially all of the assets of the Corporation and its wholly owned subsidiary, Progressive Software, Inc. (the "Subsidiary", and together with the Corporation, the "Borrowers"). Reference is hereby made to your Amended and Restated Employment Agreement with the Corporation dated as of January 1, 2003 (the "Employment Agreement"), and in particular the Change in Control provisions set forth in Section 7 of the Employment Agreement.

         In light of the proposed public sale of the all or substantially all of the assets of the

                              Page 34 of 35 Pages

Borrowers, the parties hereby agree that, in the event there is a Change in Control (as defined in the Employment Agreement), the Change in Control provisions in Section 7 of the Employment Agreement, including your entitlement to a Change in Control Payment (as defined in the Employment Agreement), will be deemed satisfied by (a) the assumption of the Employment Agreement by the purchaser (the "Purchaser") of the all or substantially all of the assets of the Borrowers and (b) payment of $175,000 by ARK on the effective date of the Change in Control.

         Please confirm that you are in agreement with and consent to the foregoing proposal by signing and returning to us a copy of this letter.

                                                ARK CLO 2000-1, Limited

                                                By:    Patriarch Partners, LLC,
                                                      its Collateral Manager


                                                By:   /s/ Lynn Tilton
                                                    --------------------------
                                                      Name: Lynn Tilton
                                                      Title: Manager



ACCEPTED AND AGREED TO:

/s/ Christopher Sebes
----------------------------
Christopher Sebes



                              Page 35 of 35 Pages